 Exhibit (a)(1)(ix)
INTERDIGITAL, INC.
Supplement to Offer to Purchase for Cash
Up to $200,000,000 of its Common Stock
To Increase the Purchase Price to Not Less Than $65.25 Per Share and Not More Than $75.00 Per Share
CUSIP: 45867G101
The tender offer, the proration period and withdrawal rights expire at 11:59 p.m., New York City time, on February 17, 2023, unless the tender offer is extended or terminated.
InterDigital, Inc., a Pennsylvania corporation (“InterDigital,” the “Company,” “we,” “us,” or “our”), hereby amends and supplements its offer to purchase for cash up to $200,000,000 of shares of its issued and outstanding common stock, par value $0.01 per share (the “shares”), to increase the purchase price to not less than $65.25 per share and not more than $75.00 per share (the price as determined as provided herein, the “Purchase Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2023 (the “Original Offer to Purchase”) filed as an exhibit to the Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 2023 (the “Tender Offer Statement”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement, filed with the Commission on February 6, 2023 (“Amendment No. 1”), this Supplement to the Offer to Purchase (the “Supplement,” and together with the Original Offer to Purchase, as each may be further amended or supplemented from time to time, the “Offer to Purchase”), the related Amended Letter of Transmittal and the other materials filed as exhibits to Amendment No. 1 that we have filed with the Commission (such materials, collectively, as they may be amended or supplemented from time to time, the “tender offer materials”). The terms and conditions set forth in the tender offer materials collectively constitute the “tender offer.”
The price range for the tender offer was originally set at a Purchase Price not less than $60.00 and not more than $69.00 per share to the seller in cash, less any applicable withholding taxes and without interest. As amended and supplemented, the price range for the tender offer is now set at a Purchase Price not less than $65.25 and not more than $75.00 per share to the seller in cash, less any applicable withholding taxes and without interest. The expiration of the tender offer is unchanged, and accordingly, the tender offer is scheduled to expire at 11:59 p.m., New York City time, on February 17, 2023.
Except to the extent amended and supplemented by this Supplement, the terms and conditions set forth in the Original Offer to Purchase remain applicable in all respects to the tender offer. This Supplement is a part of, and should be read in conjunction with, the Original Offer to Purchase, the Amended Letter of Transmittal and the other documents that constitute part of the tender offer. Where information in the Original Offer to Purchase, the Amended Letter of Transmittal and the other documents that constitute part of the tender offer is in conflict with, supplemented by or replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement, but not otherwise defined in this Supplement, shall have the meanings given to those terms in the Original Offer to Purchase.
Our shares are listed and traded on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “IDCC.” On January 20, 2023, the last trading day prior to the commencement by the Company of the tender offer, the last reported sale price of the shares on the Nasdaq was $62.92 per share and on February 3, 2023, the last full trading day before we announced the increase in the range of the Purchase Price, the last reported sale price of the shares on the Nasdaq was $71.29. The minimum purchase price of $65.25 per share is below the closing price for the shares on February 3, 2023, the last full trading day before the amendment of the tender offer, and could be below the closing price of our common stock on the Expiration Date. Accordingly, an election to accept the Purchase Price determined in the tender offer or a tender of shares at a price at or below $71.25 may lower the Purchase Price to a price below such closing price and could be below the reported closing price on the Expiration Date. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.
The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7 of the Original Offer to Purchase. All references to the price range for the tender offer or the price at which the Company is offering to purchase shares now mean a price of not less than $65.25 and not more than $75.00 per share (previously not less than $60.00 and not more than $69.00 per share).
All references to the minimum price or minimum Purchase Price in the tender offer (previously $60.00 per share) now mean a minimum price or minimum Purchase Price of $65.25 per share.
All references to the maximum price or maximum Purchase Price in the tender offer (previously $69.00 per share) now mean a maximum price or maximum Purchase Price of $75.00 per share.
All references to the approximate number of shares to be purchased under the Offer, if the Offer is fully subscribed at a minimum Purchase Price of $65.25, now mean 3,065,134 shares (and such number of shares represents approximately 10.3% of the Company’s issued and outstanding shares as of January 19, 2023).
All references to the approximate number of shares to be purchased under the tender offer, if the tender offer is fully subscribed at a maximum Purchase Price of $75.00, now mean 2,666,666 shares (and such number of shares represents approximately 9.0% of the Company’s issued and outstanding shares as of January 19, 2023).
All references to the closing market price for the shares now mean a closing market price of $71.29 per share on February 3, 2023, the last full trading day before the announcement of the amendment of the tender offer.
The “High” price in “First Quarter” under “2023” in Section 8 of the Original Offer to Purchase captioned “Price Range of Shares; Dividends” is changed to $72.61 and the reference to “through January 20, 2023” is changed to “through February 3, 2023”.
All references to the Letter of Transmittal now include the Amended Letter of Transmittal, and all references to the Notice of Guaranteed Delivery now include the Amended Notice of Guaranteed Delivery.
In addition to the changes that we have described above, under the heading “Amendments to Specific Provisions,” below, we have indicated other specific provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments.

SUMMARY OF THE AMENDED OFFER
We are providing this summary term sheet for your convenience. It highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described in the Original Offer to Purchase. We urge you to read carefully the entire Original Offer to Purchase, this Supplement, the related Amended Letter of Transmittal and the other tender offer materials because they contain the full details of the tender offer. We have included references to the sections of the Original Offer to Purchase where you will find a more complete discussion.
What will the Purchase Price for the shares be?
We are offering to purchase for cash up to $200,000,000 of our shares at a Purchase Price not less than $65.25 and not more than $75.00 per share (increased from a Purchase Price of not less than $60.00 and not more than $69.00 per share), less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase and the related Amended Letter of Transmittal.
If I tendered shares under the Original Offer to Purchase, do I need to do anything further?
If you already tendered shares and indicated that you would be willing to sell such shares to us at the final Purchase Price determined under the tender offer, or if your tender is within the amended price range for purchase and you do not wish to change your prior tender instruction, you do not need to take any further action. All previous tenders by stockholders who did not indicate that they would be willing to sell their shares at the final Purchase Price determined under the Offer and whose tender is not within the amended price range for purchase have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their shares in the tender offer or change the number of shares or price at which they wish to tender such shares in the tender offer, must deliver an Amended Letter of Transmittal to the Depositary on or prior to the Expiration Date.
Can I change my mind after I have tendered shares in the tender offer, but before the Expiration Date?
Yes. You may withdraw any shares you have tendered (including shares tendered before we amended the price range) at any time before the Expiration Date, which will occur at 11:59 p.m., New York City time, on February 17, 2023 (or the earlier deadline with respect to shares in the 401(k) Plan), unless we extend or withdraw the tender offer. If we have not accepted for payment the shares you have tendered to us by 11:59 p.m., New York City time, on March 20, 2023 (the 40th business day from the commencement of the tender offer), you may also withdraw your shares at that time. See Section 4 of the Original Offer to Purchase.
If you hold interests in shares through a broker, you must follow the broker’s procedures described in instructions that you will receive, which may include an earlier deadline for notifying the broker of your desire to withdraw your shares.
If you have previously tendered shares and you wish to either increase the number of shares tendered or change the indication of a specific price at which shares are being tendered, you must withdraw all previously tendered shares in accordance with the procedures described in Section 4 of the Original Offer to Purchase and submit a new and later-dated Amended Letter of Transmittal (which will supersede your original letter of transmittal) containing your new instructions in accordance with the procedures contained in Section 3 of the Original Offer to Purchase, or if you hold interests in shares through a broker, you must follow the broker’s procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed.
How long do I have to tender my shares?
You may tender your shares until the Expiration Date (or the earlier deadline with respect to shares in the 401(k) Plan). The Expiration Date is at 11:59 p.m., New York City time, on February 17, 2023, unless we extend or withdraw the tender offer. We may choose to extend the tender offer at any time and for any reason. We cannot assure you that the tender offer will be extended or, if extended, for how long. See Section 1 and Section 14 of the Original Offer to Purchase. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that, for administrative reasons, such nominee has an earlier deadline that must be met for your shares to be tendered by the Expiration Date. Accordingly, beneficial owners wishing to participate in the tender offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the tender offer.
If you hold shares in the 401(k) Plan and you wish to instruct the trustee of the 401(k) Plan to tender shares related to your individual account, you must follow the procedures described in the separate instructions that you will receive, and instruct the trustee of the 401(k) Plan to tender shares related to your individual account thereunder by 5:00 p.m., New York City time, on February 14, 2023.
How do I withdraw shares I previously tendered?
You must deliver on a timely basis a written notice of your withdrawal to the Depositary at the address appearing on the back cover of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Additional requirements will apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Original Offer to Purchase. See Section 4 of the Original Offer to Purchase.
If you participate in the 401(k) Plan and are invested in shares that are held by the trustee of the plan, you will need to carefully review the materials provided by or on behalf of the trustee for instructions on how to effect a withdrawal of your instructions to tender shares.
What is a recent market price for the shares?
On January 20, 2023, the last trading day prior to the commencement by the Company of the tender offer, the last reported sale price of the shares on the Nasdaq was $62.92 per share and on February 3, 2023, the last full trading day before we announced the increase in the range of Purchase Price, the closing price of the shares on the Nasdaq was $71.29 per share, which is above the $65.25 per share lower end of the price range for the tender offer. Accordingly, an election to accept the Purchase Price determined in the tender offer or a tender of shares at a price at or below $71.25 may lower the Purchase Price to a price below such closing price and could be below the reported closing price on the Expiration Date. You are urged to obtain current market quotations for the shares. See Section 8.
To whom can I talk if I have questions?
The Information Agent can help answer your questions. The Information Agent for the tender offer is D.F. King & Co., Inc. Please call (800) 549-6864 Monday through Friday from 10:00 a.m. to 4:00 p.m. New York City time.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This Supplement and the Original Offer to Purchase and the documents incorporated by reference into the Original Offer to Purchase contain forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable of a future or forward-looking nature. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The Company’s accounting estimates, such as those described under the heading “Critical Accounting Policies and Estimates” in Item 7 of the Company’s 2021 Annual Report on Form 10-K, are inherently forward-looking. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•
unanticipated delays, difficulties or accelerations in the execution of patent license agreements;

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our ability to leverage our strategic relationships and secure new patent license agreements on acceptable terms;

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our ability to enter into sales and/or licensing partnering arrangements for certain of our patent assets;

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our ability to enter into partnerships with leading inventors and research organizations and identify and acquire technology and patent portfolios that align with our roadmap;

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our ability to commercialize our technologies and enter into customer agreements;

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the failure of the markets for our current or new technologies or products to materialize to the extent or at the rate that we expect;

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unexpected delays or difficulties related to the development of our technologies or products;

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changes in our interpretations of, and assumptions and calculations with respect to the impact on us of, the 2017 Tax Cuts and Jobs Act, as well as further guidance that may be issued regarding such act;

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risks related to the Company’s assumptions and application of relevant accounting standards;

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risks related to the potential impact of new accounting standards on our financial position, results of operations or cash flows;

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failure to accurately forecast the impact of our restructuring activities on our financial statements and our business;

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the resolution of current legal proceedings, including any awards or judgments relating to such proceedings, additional legal or regulatory proceedings, changes in the schedules or costs associated with legal proceedings or adverse rulings in such proceedings;

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the timing and impact of potential administrative and legislative matters;

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changes or inaccuracies in market projections;

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our ability to obtain liquidity through debt and equity financings;

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the potential effects that corresponding macroeconomic uncertainty could have on our financial position, results of operations and cash flows;

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changes in our business strategy; and

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risks relating to share repurchase programs approved by the Board of Directors, including our existing share repurchase program, which currently authorizes the outstanding repurchase authority of up to $400,000,000 in aggregate purchase price of our outstanding common stock.

For a more detailed discussion of these and other factors that may affect our business and that could cause the actual results to differ materially from those anticipated in these forward-looking statements, see Item 1A, “Risk Factors,” and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the Company’s 2021 Annual Report on Form 10-K and Part II, Item 1A. “Risk Factors” and Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, of the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022, and September 30, 2022, respectively, each of which has been filed with the SEC and is incorporated herein by reference.
The foregoing factors should not be construed as exhaustive. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

AMENDMENTS TO SPECIFIC PROVISIONS
3.   Procedures for Tendering Shares.
In addition to the changes that we have described above. Sections 3, 8 and 10 of the Original Offer to Purchase are further amended as follows:
The section titled “Procedures for Tendering Shares” in Section 3 of the Original Offer to Purchase is hereby amended to add the following:
As the price range of the tender offer has been increased as described above, stockholders who have already tendered shares and indicated that they would be willing to sell their tendered shares to us at the final Purchase Price determined by us under the tender offer, or whose tender is within the amended price range for purchase and who do not wish to change their prior tender instruction, do not need to take any further action. All previous tenders by stockholders who did not indicate that they would be willing to sell their shares at the final Purchase Price determined under the tender offer and whose tenders are not within the amended price range for purchase have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their shares in the tender offer, or change the number of shares or price at which they wish to tender such shares in the tender offer, must deliver an Amended Letter of Transmittal to the Depositary on or prior to the Expiration Date.
8.   Price Range of Shares; Dividends.
The section titled “Price Range of Shares: Dividends” in Section 8 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:
The shares are listed and traded on Nasdaq under the trading symbol “IDCC.” The following table sets forth, for each of the periods indicated, the high and low sales prices of the shares as reported on Nasdaq.
	Market Price		Dividends
	High	Low
2021
First Quarter	$69.02	$59.93	$0.35
Second Quarter	85.75	63.74	0.35
Third Quarter	75.25	63.34	0.35
Fourth Quarter	74.27	65.79	0.35
2022
First Quarter	$73.97	$61.36	$0.35
Second Quarter	67.14	56.13	0.35
Third Quarter	64.00	40.23	0.35
Fourth Quarter	51.48	43.87	0.35
2023
First Quarter (through February 3, 2023)	$72.61	$52.13	$0.35

(1)
On December 2, 2022, we announced that our Board of Directors had declared a regular quarterly cash dividend payable on January 25, 2023 to stockholders of record at the close of business on January 11, 2023.

On January 20, 2023, the last trading day prior to the commencement by the Company of the tender offer, the last reported sale price of the shares on the Nasdaq was $62.92 per share and on February 3, 2023, the last full trading day before we announced the increase in the range of Purchase Price, the last reported sale price of the shares on the Nasdaq was $71.29. The minimum purchase price of $65.25 per share is below the closing price for the shares on February 3, 2023, the last full trading day before the amendment of the tender offer, and could be below the closing price of our common stock on the Expiration Date. We urge stockholders to obtain current market quotations for the shares before deciding whether to tender their shares and at what price.
Any dividend payment must be approved by the Company’s Board of Directors. In determining whether to pay any dividend, our Board of Directors may consider the Company’s earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by our Board of Directors. As a result of the tender offer, the Company may, among other things, have less flexibility in relation to future dividends and share repurchases.
On December 2, 2022, the Company announced a quarterly cash dividend of $0.35 per share. The dividend was paid on January 25, 2023 to each shareholder of record as of the close of business on January 11, 2023.
10.   Certain Information Concerning Us.
The table in the section titled “Incorporation by Reference” in Section 10 of the Original Offer to Purchase is hereby amended to add the additional filings as follows:
Current Reports on Form 8-K	January 31, 2023 and February 6, 2023.
16.   Miscellaneous.
In making the tender offer, we are not aware of any U.S. State where the making of the tender offer is not in compliance with applicable law. If, however, we become aware that the making of the tender offer or the acceptance of shares pursuant to the tender offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), we will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, we cannot comply with the applicable State Law, the tender offer will not be made to the holders of shares in that U.S. State. In making the tender offer, we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act. In any U.S. State where the securities or Blue Sky laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such U.S. State. Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.
We have not made any recommendation as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representations in connection with the tender offer other than those contained in this document or documents incorporated by reference or in the related Amended Letter of Transmittal. If given or made, any recommendation or any such information or representations must not be relied upon as having been authorized by us, the Dealer Manager, the Information Agent, the Depositary or any of our or their respective affiliates.
InterDigital, Inc.
February 6, 2023
The Amended Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.

The Amended Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.
The Depositary for the Tender Offer is:
American Stock Transfer & Trust Company, LLC
If delivering by mail or hand, express mail, courier or any other expedited service:
By 11:59 p.m. NYC time on Expiration Date
American Stock Transfer & Trust Co., LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219
DELIVERY OF THE AMENDED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Supplement, the Original Offer to Purchase, the related Amended Letter of Transmittal, the Amended Notice of Guaranteed Delivery or the other tender offer materials may be directed to the Information Agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.
The Dealer Manager for the Tender Offer is:
Jefferies LLC
520 Madison Avenue
New York, New York 10022
(877) 821-7388
The Information Agent for the Tender Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: (212) 269-5550
All Others Call Toll Free: (800) 549-6864
Email: idcc@dfking.com